Emergis

05012185

SUPPL

October 13, 2005

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. - 20549

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis announces preliminary results of its substantial issuer bid"dated September 15, 2005;
- News Release entitled "Emergis announces final results of its substantial issuer bid"dated September 20, 2005; and
- Form 51-102F3 - Material Change Report dated September 27, 2005.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
OCT 28 2005
WASH, D.C. 199 SECTION

JS/sll
Enclosures

1000, rue de Sérigny-- Bureau 600
Longueuil (Québec) - J4K 5B1
Téléphone : (450) 928-6341 - Télécopieur : (450) 928-6019

82-5206

Emergis

>>> News release

Emergis announces preliminary results of its substantial issuer bid

Montréal, September 15, 2005 – Emergis Inc. (TSX: EME) today announced the preliminary results of its offer to repurchase up to $30 million of its common shares. The offer, launched on August 2, 2005, expired yesterday, September 14 at 8:30 p.m. ET. Pursuant to the offer, the Company will purchase for cancellation all 6 million common shares deposited, at a purchase price of $3.70 per common share for a total of $22.2 million.

"We are satisfied with the response to the offer. The majority of our shareholders have chosen to retain their shares, indicating to us that they see further growth potential for their investment in the Company," said François Côté, President and Chief Executive Officer of Emergis. "We will continue to work to increase the value of our shareholders' investment by way of organic growth, acquisitions and other financial levers."

The Company and CIBC Mellon Trust Company, the depositary for the substantial issuer bid, expect that the final purchase price and exact number of common shares to be taken up and paid for under the offer will be determined on or before September 19, 2005. Payment for common shares accepted for purchase will be made by September 20, 2005. The purchase will be funded from available cash on hand. Return of common shares not purchased as a result of their being invalidly deposited will be made as promptly as possible.

The common shares to be purchased and cancelled represent approximately 6% of the outstanding common shares of the Company before the purchase. After the purchase, 93.4 million common shares will remain outstanding.

The Company's normal course issuer bid, which was suspended with the announcement of the substantial issuer bid, is expected to resume following the release of its third quarter 2005 financial results on November 2, 2005.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT SEPTEMBER 15, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

-30-

Information:

Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856

82-5206

Emergis

>>> News release

Emergis announces final results of its substantial issuer bid

Montréal, September 20, 2005 – Emergis Inc. (TSX: EME) today announced the final results of its offer to repurchase up to $30 million of its common shares through its substantial issuer bid. The offer expired on September 14, 2005. Emergis confirmed that it will purchase for cancellation 6 million or 6% of its outstanding common shares at $3.70 per share, for a total of $22.2 million. The shares being repurchased represent all validly deposited shares under the terms of the offer. After the purchase, 93.4 million common shares will remain outstanding.

Payment for these common shares will be made today. The purchase is funded from available cash on hand. Return of common shares not purchased as a result of their being invalidly deposited will be made as promptly as possible.

The Company's normal course issuer bid, which was suspended with the announcement of the special issuer bid, is expected to resume following the release of its third quarter 2005 financial results on November 2, 2005.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT SEPTEMBER 20, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

-30-

Information:

Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856

Emergis

82-5206

Form 51-102F3

Material Change Report

Item 1 Name and Address of Corporation

Emergis Inc.
1000 de Serigny Street
Longueuil, Quebec
J4K 5B1

Item 2 Date of Material Change

September 20, 2005.

Item 3 News Release

A press release was issued by Emergis Inc. (the "**Corporation**") on September 20, 2005. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 Summary of Material Change

The Corporation announced the final results of its substantial issuer bid to repurchase and cancel up to $30,000,000 worth of its common shares (the "**Common Shares**") at a price of not less than $3.20 per Common Share nor more than $3.70 per Common Share.

Item 5 Full Description of Material Change

The Corporation announced on September 20, 2005 that it took up for repurchase and cancellation 6,011,490 common shares of its share capital following the expiration of its substantial issuer bid (the "**Issuer Bid**") at 8:30 p.m., Montreal time, on September 14, 2005. The Corporation paid $3.70 per Common Share repurchased for cancellation under the Issuer Bid for an aggregate consideration of $22,242,513. The Common Shares repurchased for cancellation under the Issuer Bid represented approximately 6% of the 99,420,167 Common Shares issued and outstanding on September 14, 2005 and, following the cancellation of such shares, 93,408,677 Common Shares remained issued and outstanding. Further details are set out in the Corporation's press release issued on September 20, 2005, a copy of which is attached as Schedule A hereto.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For any inquiries with respect to this material change report, please contact Monique Mercier, Executive Vice President, Law and Corporate Affairs at tel. (450) 928-6351.

Item 9 Date of Report

September 27, 2005.

SCHEDULE A

Emergis announces final results of its substantial issuer bid

Montréal, September 20, 2005 — Emergis Inc. (TSX: EME) today announced the final results of its offer to repurchase up to $30 million of its common shares through its substantial issuer bid. The offer expired on September 14, 2005. Emergis confirmed that it will purchase for cancellation 6 million or 6% of its outstanding common shares at $3.70 per share, for a total of $22.2 million. The shares being repurchased represent all validly deposited shares under the terms of the offer. After the purchase, 93.4 million common shares will remain outstanding.

Payment for these common shares will be made today. The purchase is funded from available cash on hand. Return of common shares not purchased as a result of their being invalidly deposited will be made as promptly as possible.

The Company's normal course issuer bid, which was suspended with the announcement of the substantial issuer bid, is expected to resume following the release of its third quarter 2005 financial results on November 2, 2005.

About Emergis
Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT SEPTEMBER 20, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

Information:

Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856